PEAPACK-GLADSTONE FINANCIAL CORPORATION
500 Hills Drive, Suite 300
Bedminster, New Jersey 07921

January 19, 2021

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Peapack-Gladstone Financial Corporation
Registration Statement on Form S-4 (Registration Number 333-252046)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Peapack Gladstone Financial Corporation, a New Jersey corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-4 be declared effective on January 22, 2021 at 12:00 noon, or as soon thereafter as is practicable.

Sincerely,

/s/ Jeffrey J. Carfora
Jeffrey J. Carfora
Senior Executive Vice President and Chief Financial Officer (Duly Authorized Representative)